Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Direxion Shares ETF Trust II
1301 Avenue of the Americas (6th Avenue), 35th Floor
New York, New York 10019

January 9, 2013

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street, N.E.
Washington, D.C.  20549-6010

Re:	Direxion Shares ETF Trust II (the “Trust”)
File Nos.:  333-168227

Dear Mr. Kluck:

This letter is in response to the written comments and suggestions provided to the Trust by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on November 9, 2010, regarding the Trust’s Registration Statement on Form S-1.  The Trust’s Registration Statement was filed on Form S-1 on July 20, 2010 and a pre-effective amendment was filed for the Registration statement on October 14, 2010, for the purpose of registering the following series: Direxion Daily Gold Bull 3X Shares, Direxion Daily Gold Bear 3X Shares, Direxion Daily Silver Bull 3X Shares, Direxion Daily Silver Bear 3X Shares, Direxion Daily Euro Bull 3X Shares, Direxion Daily Euro Bear 3X Shares, Direxion Daily Japanese Yen Bull 3X Shares, Direxion Daily Japanese Yen Bear 3X Shares, Direxion Daily Dollar Bull 3X Shares, Direxion Daily Dollar Bear 3X Shares, Direxion S&P 500® Dynamic VEQTOR Shares (collectively, the “Funds”).  The amendment to the Registration Statement filed on October 14, 2010 incorporated and responded to comments received in a letter from the SEC Staff dated August 15, 2010.

The Trust is filing herewith Pre-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Amendment”).  As noted, the Amendment includes disclosure changes made in response to Staff comments on Pre-Effective Amendment No. 1 to the Trust’s registration Statement.   It also contains other disclosure changes, including disclosure relating to two additional series of shares that are being registered through the Amendment, “Gold Bear 1X Shares” and “Silver Bear 1X Shares,” and deletes disclosure relating to the “S&P Dynamic VEQTOR Shares” series

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the amended Form S-1 registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Tom Kluck
Securities and Exchange Commission
January 9, 2013
Page  of 2 of 6

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Prospectus

General

1.
Staff Comment:  We have reviewed your response to comment 1 from our letter dated August 15, 2010, and we reissue the comment in part. Please include the disclosure required by Items 303, 305 and 403 of Regulation S-K.  While we recognize that you have not yet commenced operations, you should be able to comply with certain elements of these items.  By way of example only, we would expect to see disclosure relating to critical accounting policies, your expectations regarding liquidity, and anticipated market and credit risks you may face.

Response: The Trust responds by noting that Item 303 of Regulation S-K asks for the management of the Trust’s discussion and analysis of the Trust’s financial condition and results of its operations and Item 305 Regulation S-K asks for the Trust to disclose information regarding market risk relating to the Trust.  The Trust has incorporated the information required by those three items under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amendment.

The Trust further notes that Item 403 of Regulation S-K asks for the Trust to disclose security ownership of certain beneficial owners and management.  The Trust has revised the section under the heading “Ownership or Beneficial Interest in the Funds” in the Amendment to read:

The Sponsor may maintain an investment in each Fund. Principals may have an ownership or beneficial interest in a Fund, but as of [   ], 2012, no Principal had ownership or beneficial interest in a Fund.  As of [   ], 2012, no person owned of record, or was known to the Trust to have owned of record or beneficially, 5% or more of any Fund.

2.
Staff Comment:  We have reviewed your response to comment 3 from our letter dated August 16, 2010.  Please inform us when you have filed the registration statement with the National Futures Association for review.

Response: The Trust responds by stating that it has contacted the National Futures Association with respect to reviewing its Registration Statement.  Due to the fact that the National Futures Association would like to review the most current draft of the Trust’s Registration Statement, the Trust will concurrently file with it the Amendment, which has been filed with this response letter.

Prospectus Cover Page

3.
Staff Comment: We have reviewed your response to comment 6 from our letter dated August 16, 2010 and we reissue the comment.  The prospectus cover page may be no longer than one page in accordance with Item 501(b) of Regulation S-K.

Response:  The Trust responds by revising the prospectus cover page accordingly.

4.
Staff Comment: We note your response to comment 7 from our letter dated August 16, 2010 and we reissue the comment.  We were unable to find the disclosure indicated in your response.  Please revise to disclose the initial price that will be paid per share by the initial authorized purchaser if such initial price would not be at the fund’s net asset value.

Mr. Tom Kluck
Securities and Exchange Commission
January 9, 2013
Page  of 3 of 6

Response: The Trust responds by revising the prospectus cover page to include share price, creation unit price and maximum offering for each Fund.

5.
Staff Comment: We have reviewed your response to comment 8 from our letter dated August 16, 2010.  Please note that pursuant to Rule 415(a)(2), you may only register that amount of securities that you reasonably expect to offer and sell within two years of the effective date of the registration statement, and that the offering must terminate within three years from the date of effectiveness.  Please revise your disclosure to state the date that the offering will end.  See Item 501(b)(8)(iii) of Regulation S-K.

Response:  The Trust responds by including language which states that the offering will terminate three years from the date of the prospectus.  The Trust intends to only register that amount of securities reasonably expected to be sold within two years of the effective date.

6.	Staff Comment: Please identify on the cover page the trading symbol for the fund and each series, if known. Refer to Item 501(b)(4) of Regulation S-K.

Response:  The Trust responds by noting that it has added a column to the prospectus cover page that will indicate the ticker symbol for each Fund, once known.

Summary, page 1

7.
Staff Comment: We have reviewed your response to comment 14 from our letter dated August 16, 2010 and are unable to agree with your response.  The summary should be brief and highlight the most key aspects of the offering.  You should carefully consider and identify those aspects of the offering, including the risk factors, that are most significant and not merely repeat text from the body of the prospectus.  Refer to Item 503 of Regulation S-K.  We reissue the comment.

Response:  The Trust responds by comprehensively revising the summary section of the prospectus.

Fees and Expenses, page 11

8.
Staff Comment: We have reviewed your response to comment 16 from our letter dated August 16, 2010 and note that you still use the word “registration” when referring to SEC fees.  It remains unclear to us as to what fees you are referring as there is no fee levied by the SEC for ongoing reporting obligations.  If the fees relate to preparation of documents to meet your future SEC reporting obligations, please clarify, or advise.

Response:  The Trust responds by removing the referenced disclosure.

Risk Factors, page 14

9.
Staff Comment: We have reviewed your response to comments 18 and 19 from our letter dated August 16, 2010.  We are unable to agree with your response and we reissue these comments.  Please refer to Item 503(c).

Mr. Tom Kluck
Securities and Exchange Commission
January 9, 2013
Page  of 4 of 6

Response:  The Trust responds by comprehensively revising the “Risk Factors” section of the prospectus. The Trust further notes that a shorter, bulleted list of key risk factors has also been included in the summary.  Moreover, the risk factors currently included in the prospectus are consistent with current market participants that offer products with similar risk profiles.

Swap Agreements, page 37

10.
Staff Comment: We have reviewed your response to comments 26 and 27 from our letter dated August 16, 2010.  Please add disclosure to the prospectus that is consistent with your responses.  In addition, please identify the large domestic banks and broker/dealers referred to in your responses.

Response:  The Trust responds by adding the requested disclosure.

11.	Staff Comment: We note your response to comment 28 from our letter dated August 16, 2010. We will continue to monitor future amendments for your response.

Response:  The Trust responds by adding the requested disclosure.

Non-U.S. Futures Exchanges, page 40

12.
Staff Comment: We have reviewed your response to comment 30 from our letter dated August 16, 2010 and note that you do not intend to trade on non-U.S. exchanges.  We further note that you have retained disclosure of non-U.S. exchanges in the prospectus.  Please advise us as to why you believe this disclosure is necessary if it is not your intent to trade on international exchanges.

Response:  The Trust responds by removing the non-U.S. futures exchanges disclosure.

Use of Proceeds, page 46

13.
Staff Comment: We have reviewed your response to comment 33 from our letter dated August 16, 2010 and we reissue in part our prior comment.  We note in your disclosure that substantially all of the proceeds of the offering will be used to enter into financial instruments that may be used in combination with cash or cash equivalents or other high credit quality short-term fixed income or similar securities for collateral or margin.  Please disclose any other use of proceeds.

Response:  The Trust responds by revising the “Use of Proceeds” disclosure to include all uses of proceeds.

Other Transaction Costs, page 49

14.	Staff Comment: We have reviewed your response to comment 34 from our letter dated August 16, 2010. Please add disclosure to the prospectus that is consistent with your response.

Response:  The Trust responds by including the requested disclosure.

Mr. Tom Kluck
Securities and Exchange Commission
January 9, 2013
Page  of 5 of 6

Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page 56

15.
Staff Comment: Please clarify the dates of employment for Messrs. Fusaro, Birtwell, Bach and Rudnick so that it is clear from your disclosure what their business experience has been for the past five years.  In addition, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a member of the sponsor or advise us why such disclosure is not applicable.  Refer to Item 401(e)(1) of Regulation S-K.

Response:  The Trust responds by revising referenced disclosure accordingly.

Distribution Agreement, page 65

16.
Staff Comment: We have reviewed your response to comment 40 from our letter dated August 16, 2010.  Please include a discussion of the fee structure set forth in the distribution agreement as this would appear to be a material term of the agreement.

Response:  The Trust responds by including the requested disclosure.

Index to Financial Information, page 81

17.
Staff Comment: Please tell us what financial statements you will be including in future amendments.  Please note that in addition to financial statements of the registrant, certain disclosure should be presented on a series basis, including series-level (1) financial statements and audit opinions, (2) business and property descriptions, (3) risk factor disclosure, and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures.  Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:  The Trust responds by confirming that, on both a Trust and a series basis, each referenced financial statement, audit opinion and related financial disclosures will be filed by amendment.  The Trust has separated risk disclosure where appropriate.  The Trust submits that its would be more confusing and repetitive to have identical risks repeated on a series by series basis.  The Trust will conduct evaluations about the effectiveness of disclosure controls and procedures and internal controls and procedures on both a Trust and a series-specific basis.

Item 16. Exhibits and Financial Statement Schedules

18.
Staff Comment: We have reviewed your response to comment 32 from our letter dated August 16, 2010.  Please add the license agreement to the exhibit index with your next amendment.  If you are not prepared to file the exhibit with your next amendment, please indicate that the exhibit will be filed by amendment.

Response:  The Trust responds by noting that the Funds that were subject to the comment are no longer included in the registration statement.  Because none of the Funds will track a benchmark that is subject to a license agreement, all references to license agreements have been removed.

Mr. Tom Kluck
Securities and Exchange Commission
January 9, 2013
Page  of  6 of 6

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (312) 325-2037.

Sincerely,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC